Exhibit 99.1

A unique, exciting global precious metals company James Wellsted, SVP Investor relations November 2019

Disclaimer The information in this presentation may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater) (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater. All statements other than statements of historical facts included in this presentation may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). 2

A unique, diversified, global, precious metal company


Revenue Rm% H1 2019
48%
52%
Reserves (Moz %) 2018
27%
73%
Production (oz%) H1 2019
17%
21%
62%
SA*
US
SA gold (oz %)
SA PGM (6E %)
US PGM (2E %)

*Include SA gold and SA PGM operations inclusive of Lonmin's Reserve and Resource declaration as at Sep 2018

Shares in issue	**2,670,029,252**
Shares in ADR form	**731, 336, 904 (ADR ratio 1:4 ordinary share)**
Market cap[1]	**R65 billion (US$4.5 billion)**
Listings	JSE Limited share ticker: SGL NYSE ADR programme share ticker: SBGL
Net debt at 30 June 2019	R21 billion (US$1.5billion)[2] Net debt Gearing of 2.5x Net debt :adjusted EBITDA* [2] R6.1 billion (US$431 million) available facilities


Americas assets
US PGM
East Boulder mine(100%)
Reserves: 10.9Moz 2E
Stillwater mine(100%)
Reserves: 14.8Moz 2E
Marathon project
with Generation mining
Altar project
with Aldebaran
(located in Argentina)
Southern African assets
SA PGM
Mimosa (50%)
Reserves: 1.7Moz 4E
Marikana (100%)
Reserves: 31.2Moz 4E
Platinum Mile (91.7%)
Reserves: n.a.
Rustenburg (100%):
Reserves: 14.5Moz 4E
Kroondal (50%)
Reserves: 1.5Moz 4E
SA GOLD
Cooke surface
Resources: 4.0Moz Au
Kloof:
Reserves: 5.0Moz Au
Driefontein
Reserves: 3.3Moz Au
DRDGOLD (38.05%)
Reserves: 2.2Moz Au
Beatrix
Reserves: 1.2Moz Au

Quality portfolio of assets poised to excel

[1] Market cap as at 23 October 2019 [2] Converted using exchange rate on 30 June 2019 of US$/R14.10 [3] Definition as per debt covenants which includes 12 months pro-forma adjusted EBITDA of Marikana operations
[4] Declaration as per Lonmin at 30 Sep 2018 before the acquisition by the Group *The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, refer to the relevant notes in the condensed consolidated interim financial statements

3

Our values define stakeholders the way we do business – in the interests of all OUR VISION PURPOSE SUPERIOR VALUE CREATION FOR ALL OUR STAKEHOLDERS through the responsible mining of our mineral resources Our mining improves lives • Recognised the importance of all stakeholders to the success and sustainability of our business from the start – superior value creation for all of our stakeholders • 26 August 2019: 181 CEO’s of the Business Round table in the United States released a statement on “the Purpose of a Corporation” which moves away from shareholder primacy and includes a commitment to lead companies for the benefit of all stakeholders 4

Our commitment towards ESG and related reporting guidelines • Other ESG commitments, reporting guidelines and recognition by inclusion in ESG indices • Responsible Gold Mining Principles An over-arching framework that sets out clear expectations as to what constitutes responsible gold mining. Designed to provide confidence to investors, supply chain participants and investors that gold has been produced responsibly. Implementing companies will be required to publicly disclose conformance and obtain external assurance on this. Reflects the commitment of the world’s leading gold mining companies to responsible mining. - - - - 5

To build this unique Group we had to transform significantly over 6 years



2013[1] Market cap: R10 billion
Perceived high cost, short life SA gold company
Value accretive and high quality PGM acquisitions
A major, global precious metal company
2019[2] Market cap: ~R65 billion

- Reduced costs
- Improved flexibility and quality of mining
- Substantial increase in reserves enhanced by synergistic acquisitions
- Significantly extended operating life
- Included Cooke and Wits gold acquisitions
- Reduced debt/gearing
- Delivered consistent, industry leading returns

- Significant PGM acquisitions (Aquarius and Rustenburg operations in 2016) at the bottom of the PGM price cycle
- Innovatively financed strategic growth enhancing value
- Implementation of operating model and realisation of consolidation synergies yielding superior value ahead of schedule

- Acquisition of Stillwater (located in Montana, United States) in May 2017 was transformative, creating a globally competitive and unique SA mining company
- Unique commodity mix and global geographic presence
- Lonmin acquisition in June 2019 concluded 4th step in PGM strategy
- Secures entire beneficiation chain in SA as well as providing significant optionality to PGM prices
- Well positioned for further success

Delivering value while diversifying risk at the bottom of the cycle

[1] 11 February 2013, Source: IRESS
[2] 22 October 2019, Source: IRESS

6

Expected production profile represents metals a lasting, quality mix of precious or implemented our operating model since unbundling Base of gold operations’ life of mine upon unbundling in 2013 Expected PGM and gold* life of mine production plan (next 10 years displayed) 5 5 4 4 3 3 2 2 1 1 0 0 2019 2020 2021 2022 2023 2024 2025 2026 20272028 SA PGM operations (4E PGMs) US Recycling, (2E PGM oz) Lonmin operations (4E PGM oz) US PGM operations (2E PGM oz) Gold operations (oz) Beatrix Base Kloof Base Driefontein Base Surface 7 •Source: Company information Million ounces 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Million ounces If we had made no further acquisitions Our profile post various value accretive acquisitions

Successfully concluded our four-step PGM strategy at favourable prices

Aquarius	• First entry into the SA PGM sector – Apr 2016 • Lean, well run company • Operational performance has increased to further record levels since acquisition
Rustenburg	• Effective Nov 2016 • Smart transaction structure aligned with expectations of platinum market outlook • Significant synergies with Aquarius and gold central services • Realised synergies of ~R1bn in 14 months, well ahead of previous target of R800m over a 3-4 year period
Stillwater	• Tier one, US PGM producer acquired in May 2017 • High-grade, low-cost assets with Blitz, a world-class growth project • Provides geographic, commodity and currency diversification • 78% palladium content provides upside to robust palladium market
Lonmin	• Effective June 2019. Attractive acquisition price at attractive point in platinum price cycle • Significant potential synergies exist with our SA PGM assets • Aligns with Sibanye-Stillwater's mine-to-market strategy in SA and adds commercially attractive smelting and refining • Sizeable resources provide long-term optionality

Built a leading and influential PGM business at a favourable stage:

- R4.3bn Aquarius transaction in Apr 2016
- R3.7bn[1] Rustenburg in Nov 2016
- US$2.2bn (~R25.6bn)[2] for Stillwater assets effective in May 2017
- Became a 1.77m 4E PGM producer in 3 years for a total cost of R33.6bn
- Lonmin all share acquisition in June 2019 at R4.3 bn[3] / US$288m[3]

Executing clearly communicated four step strategy to create a unique PGM business

1. R1.5bn upfront payment to Amplats plus current estimate of R2.2bn deferred payment (refer to notes to the financial statements for reference)
2. US$2.2bn converted using US$/R10.65 exchange rate inline with disclosed value inclusive of transaction costs
3. Estimate purchase price (not accounting value) of the Lonmin transaction based on Lonmin share capital figure of 290,394,531 shares in fixed ratio of 1:1 resulting in 290,394,531new Sibanye- Stillwater shares. Considerations estimate based on spot Sibanye-Stillwater closing share price on the JSE of R14.83 per share on 7 June 2019. US$ price converted at R14.94

8

Created reserves significant flexibility and optionality to SA PGM resources and Reserves* (4E PGMs) Resources* (4E PGMs) 1% 2% 5% 9% 38% Marikana ops and surface Projects (Lonmin) Total 278Moz 28% Total 52Moz 29% 60% Kroondal Rustenburg 19% 3% Mimosa 2% Surface Projects Lonmin added sizeable PGM Resources with potential upside from advanced brownfield projects and greenfield project pipeline Source: Company information * Lonmin/ Marikana Reserve and Resource figures are as per their declaration as at Sep 2018 before the acquisition by Sibanye-Stillwater. This declaration is currently subject to an economic valuation aligned to our policy 9

Track record of successful integration of previous SA PGM acquisitions • Rustenburg and Kroondal synergies 1 2 - Initially estimated as R800 million over 3 to 4 years Successfully realised > R1 billion of synergies over 14 months 1. 2. 3. 4. 5. 6. 7. 8. 9. Northam Anglo America Platinum Siyanda Resources Sedibelo Platinum Wesizwe Platinum Royal Bafokeng Platinum Impala Platinum Eastern Platinum Sibanye-Stillwater 3 - 4 2 6 Rustenburg and Kroondal operations Marikana operations (previously Lonmin) 5 6 6 7 1 7 8 9 9 Adjacent operations providing significant synergy opportunities 10

Synergies with Marikana operations will ensure operational viability

Pre-tax synergies of approx. R1.5bn annually[1]

Quantified synergies

- Overhead costs (R730m annually by 2021)
  - corporate office rationalisation (closing London office and delisting)
  - regional shared services
  - operational (mining) services
  - once-off R80m cost required to achieve these synergies
- Processing synergies
  - differential cost benefits of R780m and an average of approximately R550m annually if moving Rustenburg material to Lonmin PMR
  - Capex of approximately R1bn required for purchase of a new furnace

Incremental synergy potential[2]

- Ability to mine through existing mine boundaries
- Optimal use of surface infrastructure
- Optimising mining mix
- Prioritisation of projects and new growth capital
- Capital reorganisation in line with new consolidated regional plan



Providing sustainability through realizing synergies and instilling appropriate cost structures for sustainable production levels

1.For further information, please refer to page 17, 58 to 60 of the offer announcement on 14 Dec 2017, available at https//sibanyestillwater.com/investors/transactions/lonmin/documents but realisation delayed by a year due to delayed closing of transaction
2. Synergies which are unquantifiable at this point in time

11

Significant transformation into a leading, global precious metals company Sibanye-Stillwater global PGM ranking – Primary production 2018A platinum production (Moz) 2018A palladium production (Moz) Sibanye-Stillwater² Norilsk¹ 2,73 1,48 Sibanye-Stillwater² 1,13 Amplats¹ 1,32 1,01 Amplats¹ Impala¹,* 1,31 Impala¹ 0,82 Norilsk¹ 0,65 North American Palladium¹ 0,22 Northam¹ 0,30 Northam¹ 0,14 RBPlats¹ 0,26 RBPlats¹ 0,11 Source: Company filings Notes: 1. Peer group information using public company filings with platinum, palladium and rhodium reflect primary production (where available) for 2018 actual. RBPlats based on H1 2019 production. Impala does not Podsisitcilosne eprdimagryloprbodauclltyionafsorapallleadaiudminangd tphererefcorieoaussimmilareratatiolsaspthreopdlautincuemrprimary production to total production was assumed. North American Palladium also does not disclose primary production for palladium therefore total production was used 2. 2018 full year production from Sibanye – Stillwater proforma Lonmin (Sep 2018 annuals) excluding recycling volumes * Impala’s production represent the June 2019 year-end results issued on 5 September 2019 12

Significant transformation into a leading, global precious metals company Sibanye-Stillwater global gold ranking Sibanye-Stillwater global PGM ranking – Primary production 2018A gold and gold equivalents production (Moz) 2018A rhodium production (Koz) Newmont Goldcorp¹ 7,40 Sibanye-Stillwater² 196 Barrick¹ 5,81 Amplats¹ 178 3,64 Sibanye-Stillwater² Impala¹,* 164 AngloGold¹ 3,40 Kinross¹ 2,48 Northam¹ 44 Polyus¹ 2,44 RBPlats¹ 21 2,44 Freeport-McMoRan¹ Gold produced Gold equivalents Source: Company filings Notes: 1. Peer group information using public company filings with platinum, palladium and rhodium reflect primary production (where available) for 2018 actual. RBPlats based on H1 2019 production. Impala does not Podsisitcilosne eprdimagryloprbodauclltyionafsorarholediuamdthinergefoprerea csimioilaur rsatmio feortpalalstinpumropdrimuacryeproduction to total production was assumed 2. 2018 full year production from Sibanye – Stillwater proforma Lonmin (Sep 2018 annuals) excluding recycling volumes * Impala’s production represent the June 2019 year-end results issued on 5 September 2019 13

On the cusp of a re-rating

Revenue drivers - precious metals prices



26 000
24 000
22 000
20 000
18 000
16 000
14 000
12 000
10 000
R/oz
1 800
1 600
1 400
1 200
1 000
800
600
400
US$/oz
H1 2017
H2 2017
H1 2018
H2 2018
H1 2019
Spot: US$1,564/2Eoz
Spot: R22,720/4Eoz
Spot: R22,033/oz
Ave: 16,326/oz
Ave: US$836/2Eoz
Ave: R12,039/4Eoz
Ave: 17,087/oz
Ave: US$945/2Eoz
Ave: R12,952/4Eoz
Ave: US$992/2Eoz
Ave: 16,216/oz
Ave: R12,952/4Eoz
Ave: 17,297/oz
Ave: US$1,000/2Eoz
Ave: R14,556/4Eoz
Ave: US$1,284/2Eoz
Ave: 18,552/oz
Ave: R16,752/4Eoz
Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19 Oct-19
Gold R/oz
PGM basket (R/4Eoz)
PGM basket (US$/2Eoz)

Increasing precious metals prices and depreciating rand driving profitability and cash flow in H2 2019

15

AISC margin upside at current spot prices (US$m) H1 2019 AISC margin (US$m) - actual, at spot and pro-forma • Major potential upside looking forward from 1 000,00 - normalised production at SA gold operations incorporation of Marikana operations realisation of cost synergies across SA PGM operations full recognition of PGM production under toll processing terms production ramp up at Blitz and from Fill the Mill 3 US$775 million 800,00 - 600,00 400,00 200,00 - - - (200,00) (400,00) H1 2019 actual at actual prices H1 2019 actual at spot prices H1 2019 pro-forma at spot prices SA gold operations SA PGM operations including Marikana US PGM operations 1.Spot prices at 14 August 2019. US$/R15.29, Pt US$852, Pd US$1,551/oz, Rh US$3,520/oz, Au US$1,514/oz, Ruthenium US$246/oz, Iridium US$1,460/oz; 2. H1 2019 actual at actual prices = as per results with Marikana only in 1 month; 3. H1 2019 actual at spot prices = actual results x spot prices and exchange rate as in no 1 above. By using production of 16,500kg at AISC of R582,545/kg for the SA gold operations that could have been expected from SA gold operations without a strike x spot prices and exchange rate as in 1. above 16 US$ million US$361 million2 146 403 U$118 million 146 146 309 227 175 -203 -94

Sibanye-Stillwater Net Asset Value sensitivity analysis Sibanye-Stillwater NAV analysis - Spot prices1 14 000 12 000 10 000 8 000 6 000 4 000 2 000 - US PGM Operations (5%) SA PGM Operations (7.5%) SA Gold Operations (7.5%) Lonmin (7.5%) Net Debt Total Sibanye-Stillwater NAV Market Cap Current price to spot NAV ratio of 0.36x – a significant discount 1.Spot prices at 14 August 2019 - US$/R15.29, Pt US$852, Pd US$1,551/oz, Rh US$3,520/oz, Au US$1,514/oz, Ruthenium US$246/oz, Iridium US$1,460/oz. Conversion from ZAR to US dollar at US$/R14.50 2.SA gold operations excludes Burnstone and represents 2018 Life of Mine model adjusted for updated guidance and run at spot prices on 14 Aug 2019. 3. Lonmin - Due diligence model adjusted for current performance and run at spot prices on 14 August 2019. 4. SA PGM and US PGM operations are based on 2018 life of mine model run at prices on 14 Aug 2019. 5. Market cap is as per closing share price on 28 Aug 2019 17 US$ million US$4.08 per share US$1.45 per share

What held our share price back for the 18 months period 2019? before June Geared balance sheet after Stillwater acquisition Expect to de-lever significantly by the end of 2019 Safety incidents in 2018 in the SA gold operations Previous good safety record restored at the SA gold operations 5 months strike at the SA gold operations which was necessary to level the playing field Gold strike <5 months resolved with SA PGM* wages negotiations H2 2019 Lonmin transaction delayed by stakeholders with hidden agendas Lonmin acquired Three year strategic focus areas aims at creating superior value for all stakeholders Clear strategy for future value creation Positioned for accretive returns in share price growth 18 1.Net debt: Adjusted EBITDA 2.* Wages for Rustenburg and Marikana operations are being negotiated in 2019

Net debt reduced with proactive debt management Net debt to adjusted EBITDA* 30 000 4,0 3,5 3,0 25 000 2,5 2,0 1,5 20 000 1,0 0,5 15 000 0,0 Jun 17 Sep 17 Dec 17 Mar 18 Jun 18 Sep 18 Dec 18 Mar 19 Jun 19 Net debt balances (rhs) Net debt: Adjusted EBITDA (lhs) Covenant limit (rhs) Linear (Net debt balances (rhs)) Reduced debt and improved ND:EBITDA ratio *For covenant calculations Marikana’s pro forma EBITDA is utilised (i.e. adjusted to represent a full 12 month period, rather than just 1 month as consolidated for accounting purposes) in order to more accurately represent the enlarged entity post an acquisition. This results in a 2.5x Net debt: adjusted EBITDA ratio for covenant calculation purposes, compared to the 3.2x ratio from the financial results 19 R million x

Sufficient liquidity • Available undrawn facilities of US$431m (R6.1bn) providing sufficient liquidity Elevated cash balance of US$423m (R6bn) reported Refinancing of the R6bn (US$426m) ZAR RCF (due Nov 2019) has been initiated and is expected to be completed during Q3 2019 75% of the USD RCF lenders have approved a one year extension to the April 2021 maturity of their funding commitments under the facility Debt maturity ladder as at 30 June 2019 in USD (i.e. Capital repayment profile) 2 500 • 2 000 • 1 500 1 000 • 500 0 R6bn ZAR RCF Lonmin PIM Prepay $600m USD RCF $500m 6.125% 2022 bonds $450m 1.875% 2023 convertible $550m 7.125% 2025 bonds Net cash (incl overdrafts) Available undrawn facilities Surplus liquidity and lower net debt 20 Note: These are in line with the disclosures in the balance sheet within the results booklet US$ million 1 906 1 483 169 216 2019202020212022202320242025 Gross debt Net cashNet debtUndrawn (inclfacilities overdrafts) 112 347 336 388 423 431 338

It is a journey and we continue to move forward…

We are working towards…	… and we are currently at	Status
Building a values-based culture	Promoting values-based behaviour through inclusive involvement Culture growth programme strengthening cohesion and engagement	WORK IN PROGRESS
Focus on operational excellence	Senior leadership driving segment-specific operational delivery strategies Constructive safe production trends emerging	WORK IN PROGRESS
De-leveraging ongoing • significant reduction expected by end of 2019 • to 1.0x in the longer term	2.5x* net debt: adjusted EBITDA - well below the 3.5x covenant for 2019 year • Impacted by gold strike and deferred earnings from Rustenburg • higher commodity prices and weaker R/US$ exchange rate support accelerated de-leveraging – **dividend to resume as we near 1x ND:Adj. EBITDA**	WORK IN PROGRESS
Addressing our SA discount	Benefit of diversified operations reducing exposure to SA discount Exploring options to further enhance resilience to socio-political developments	WORK IN PROGRESS
Readiness for value accretive growth once deleveraging accomplished and inherent value recognised in equity rating	Commodities market intelligence strengthened through acquisition of SFA Oxford	WORK IN PROGRESS

* Definition as per debt covenants which includes 12 months pro-forma adjusted EBITDA of Marikana operations

21

A unique value proposition 2 nd Leading GLOBAL PGM recycler Biggest GLOBAL primary PRODUCER of platinum and rhodium 3rd largest gold and gold equivalent globally largest primary producer of Palladium A leading precious metal company Delivery of superior value to all stakeholders drives strategy Gold mine life >15 years PGM mine life > 30 years Proudly South African while competing on a global stage Operational excellence and innovative growth to create sustainability The PURPOSE of our mining is to IMPROVE LIVES 22

Questions? Contacts James Wellsted/ Henrika Ninham ir@sibanyestillwater.com Tel:+27(0)83 453 4014/ +27(0)72 448 5910

Appendix

Approach to safety - zero harm strategic framework OUR VALUES ENABLING ENVIRONMENT • Real risk reduction initiatives ongoing Reducing risk exposure by maintaining – Working place layout improvements ›Focus on the elimination of ‘A’ Hazards Infrastructure improvement ›Rail-bound equipment safety enhancements a safe working environment with Commitment equipment, tools and material that – enable sustainably safe production Accountability EMPOWERED PEOPLE • Safe Production leadership and culture Ensuring the required number of trained – – – Individual, team and organisation Mirror sessions at SA gold operations Values-based decisions intervention people to apply relevant standards and procedures to work safely Respect • Safety days – Section 23 withdrawals reinforcement FIT-FOR-PURPOSE SYSTEMS • Bow-tie risk management process introduced • Enhanced Trigger Action Response Plan (TARP) for improved rock mass management ISO 45001 Occupational Health & Safety Management System implementation on track Enabling ubscribing to international best practice – University of Queensland coaching sessions on critical controls Root cause analysis principles and integrated systems with a • view to certification in the longer term – • Independent high potential incident reviews Safety • Life-saving rules introduced • ICMM membership in progress OUR VALUES Leading safety performance re-established and breaking through the previous performance plateau 25 ENGAGED LEADERSHIP S

PGM market outlook

Fundamental palladium market outlook playing out

- Our long held Palladium view remains unchanged with record deficits anticipated
  - 2018 characterized by record autocat demand (at 8.6moz), significant ETF[1] liquidations (-560koz) and increased primary and secondary production, particularly from Russia (+400koz YoY)
- Balanced market in 2018 hasn't hampered palladium's outperformance
  - Record prices and elevated lease rates are indicative of a short squeeze and lack of available inventory
  - Palladium excess inventories appear to have already reduced beyond normalised levels
  - Autocat demand expected to continue pushing new highs in 2019, underpinned by a relatively stable gasoline market and higher loadings
  - Long term producer supply CAGR[2] of 0% continues to lag a growing net-demand CAGR of 5%
- We remain concerned regarding the sustainability of the current palladium market fundamentals
  - Excess above ground stocks and producer inventory releases are unable to sustain the current palladium market



Palladium market balance
2 000
0
(2 000)
(4 000)
koz
1 200
1 000
800
600
400
200
US$/oz
2007A
2009A
2011A
2013A
2015A
2017A
2019E
2021E
2023E
2025E
Surplus /deficit (koz)
Pall price (US$/ounce) (rhs)



Days excess above ground PGM stocks
1 000
500
0
(500)
Days of excess inventory
1992A
1994A
1996A
1998A
2000A
2002A
2004A
2006A
2008A
2010A
2012A
2014A
2016A
2018A
2020E
2022E
2024E
Platinum
Palladium
Rhodium

Sources include: Johnson Matthey, WPIC, broker consensus estimates, company forecasts

27

Platinum appears poised for better days

- Surplus market anticipated in 2019, reducing to considerable deficits from 2021 onwards
  - Limited primary and secondary supply growth
  - Gross autocat demand remains well supported at 2.9moz
- Decline in global diesel penetration rates and growth in EVs[1] and hybrids already factored in
  - Early indications that diesel demand may have troughed, with renewed interest in the EU – potential blue sky to our conservative diesel forecasts?
  - EV growth expected to remain stellar at 25% CAGR but not at the buoyant rate expected by the market
  - Hybrid vehicles expected to make up the majority of "*new vehicle tech*" growth, increasing to 19.5m units by 2025E (CAGR of 28%)
- Platinum likely to be mostly balanced for the remainder of this decade, thereafter reverting to material deficits as primary production from SA contracts



Platinum market balance
1 000
500
0
(500)
(1 000)
koz
2 000
1 500
1 000
500
0
US$/oz
2007A
2009A
2011A
2013A
2015A
2017A
2019E
2021E
2023E
2025E
Surplus/(deficit)
Pt price (US$/oz) (rhs)



Passenger vehicles by engine type
120
90
60
30
0
Millions
25%
20%
15%
10%
5%
0%
2010A
2011A
2012A
2013A
2014A
2015A
2016A
2017A
2018A
2019E
2020E
2021E
2022E
2023E
2024E
2025E
Diesel
Gasoline
Hybrids
BEVs
Fuel cells
Diesel market share (%) (rhs)

Sources include: Johnson Matthey, WPIC, broker consensus estimates, company forecasts

28

Rhodium – the forgotten PGM… but maybe the most precious of them all? • Rhodium is the PGM outperformer over the last 12-months, having appreciated by >140% YoY in 2018 - Relative outperformance despite a balanced market for most of the last decade - Up a further 10% YTD at US$2,650/oz Deficit markets projected from 2020 onwards, potentially providing for further tail winds - Pressure on primary supply from SA expected due to chronic underinvestment by the industry, particularly in Rhodium rich deposit - Gross autocat demand expected to steadily increase from 900koz ›Autocat demand supported by emission standards and loadings Rhodium remains critical to the sustainability of the ZAR PGM basket Sibanye-Stillwater has favourable prill split Rhodium market balance 100 2 500 2 000 0 1 500 1 000 (100) • (200) 500 0 (300) Surplus /deficit (koz) Rhodium price (US$/oz) (rhs) • • Sources include: Johnson Matthey, WPIC, broker consensus estimates, company forecasts. Note: All forward looking PGM prices are based on current broker consensus prices 29 koz 2016A 2017A 2018A 2019E 2020E 2021E 2022E 2023E 2024E 2025E US$/oz

Acquisition of SFA Oxford – fast tracking our PGM insights & technology More about SFA Oxford (SFA) Consulting analysts in tomorrow’s commodities and technologies A leading commodity consultancy with expertise in future technologies and mobility SFA is a world-renowned authority on platinum-group metals and provides market intelligence on strategic and precious metals for industrial applications, clean automobiles and technologies for future smart cities, as well as on evolving jewellery trends and investment For more than 15 years, the SFA team has successfully undertaken complex assignments for producers, fabricators, end-users, recyclers and investors, whilst compiling the most comprehensive, independent supply and demand database AcqAcuqiruinirigngttoomorroroww’s ’PsGPMGmMarkmetas rkets 30

Positioning for the new world 1 Time 2013 2017 2020 31 Growth 3 2 Establish base to participate in appropriate drive train and battery metal growth 4 International precious metals SA PGMs SA Gold

Competent persons’ declaration The Competent Persons, designated in terms of SAMREC, who take responsibility for the reporting of Mineral Resources and Mineral Reserves and the overall regulatory compliance are the respective operational (per mining unit) and project based Mineral Resource Managers. The Competent Persons have sufficient experience relative to the type and style of mineral deposit under consideration and are full-time employees of or contracted to, based on prior employment with the Group, Sibanye-Stillwater. The Competent Persons confirmation signatures are presented in the CPRs per operation. The Competent Persons further consent is given to the disclosure of this Mineral Resource and Mineral Reserve statement. Corporate governance on the overall compliance of the company’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the lead Competent Persons listed below. The lead Competent Persons have given written consent to the disclosure of the 2018 Mineral Resources and Mineral Reserves statement. They are permanent employees or contracted by Sibanye-Stillwater. For the United States Region, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the Stillwater and East Boulder Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Brent LaMoure, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Brent [B.Sc Mining Eng] is registered with the Mining and Metallurgical Society of America (01363QP) and has 23 years’ experience relative to the type and style of mineral deposit under consideration. For the US project Resource estimation, the competent person is Stanford Foy. Stan is registered with the Society for Mining, Metallurgy and Exploration Inc. (4140727RM) and has 27 years’ experience relative to the type and style of mineral deposit under consideration. For the Southern African Platinum Group Metals (PGM) operations, the lead competent person designated in terms of the SAMREC Code, who takes responsibility for the consolidation and reporting of the SA Platinum Operations Mineral Resources and Mineral Reserves, and for the overall regulatory compliance of these figures, is Andrew Brown, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Andrew [M.Sc Mining Eng] is registered with SAIMM (705060) and has 35 years’ experience relative to the type and style of mineral deposit under consideration. For the Southern African Gold operations, the lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of the SA Gold Operations Mineral Resources and Mineral Reserves, and for overall regulatory compliance of these figures, is Gerhard Janse van Vuuren, who gave his consent for the disclosure of the 2018 Mineral Resources and Mineral Reserves Statement. Gerhard [GDE (Mining Eng), MBA, MSCC and B. Tech (MRM)] is registered with SAIMM (706705) and has 31 years’ experience relative to the type and style of mineral deposit under consideration. The 38.05% Attributable portion of the DRDGOLD current surface tailings operations including the ERGO and FWGR operations. For this attributable portion of the DRDGOLD resources and reserves, the company was reliant on external competent persons as follows: The Mineral Resources for the ERGO surface operations is based on depletion (up to December 2018) and the Competent Person designated in terms of SAMREC is Mr M Mudau, MSc Eng, Pr. Sci. Nat., the Resource Geology Manager at the RVN Group. The Competent Person designated in terms of SAMREC who takes responsibility for the reporting of the surface Mineral Reserves, also based on depletion up to December 2018, is Mr GJ Viljoen GPr MS 0256, an independent survey contractor. 32